As filed with the Securities and Exchange Commission on July 11, 2011
Registration Number 333-174929

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Cereplast, Inc.
(Exact name of registrant as specified in its Charter)

Nevada	91-2154289
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer) Identification No.)
300 N. Continental Blvd., Suite 100
El Segundo California 90245
310-615-1900
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Frederic Scheer
300 N. Continental Blvd., Suite 100
El Segundo, CA 90245
(310) 615-1900
(Name, address, including zip code, and telephone number, including area code of agent for service)
Copies to:
Gregory Sichenzia, Esq.
Marcelle Balcombe, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
(212) 930-9700
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of large accelerated filer,” “accelerated filer,” and “smaller reporting company,” in Rule 12b-2 of the Exchange Act. (Check one.)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
		Aggregate	Aggregate	Amount of
	Amount To	Price	Offering	Registration
Title of Class of Securities to be Registered	be Registered	Per Security (2)	Price	Fee
$12,500,000 7% Convertible Senior Subordinated Notes due 2016	$12,500,000 (1)	100% (2)	$12,500,000	$1,451.25 *
Common Stock, $0.001 par value per share	2,155,173 shares (3)	—	—	— (4)

(1)	Represents the aggregate principal amount of the Notes issued by the Registrant.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and exclusive of accrued interest and distributions, if any.

(3)	Represents 2,155,173 shares of common stock issuable upon conversion of the Notes at the conversion rate of 172.4138 shares per $1,000 in principal amount equivalent to a conversion price of approximately $5.80 per share). Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of common stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

*	Previously paid.
The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 11, 2011
PROSPECTUS
CEREPLAST, INC.
$12,500,000 principal amount of 7% Convertible Senior Subordinated Notes due 2016 and 2,155,173 shares of common stock issuable upon conversion of the Notes
     This prospectus relates to the resale of up to $12,500,000 principal amount of our 7% Convertible Senior Subordinated Notes due 2016 (the “Notes”) and 2,155,173 of our shares of common stock issuable upon conversion of the Notes by the selling securityholders.
     We issued the Notes offered by this prospectus in a private placement on May 24, 2011. This prospectus will be used by selling securityholders to resell their Notes and the common stock issuable upon conversion of their Notes. We will not receive any proceeds from this offering.
     The Notes are convertible by the selling securityholders prior to maturity (unless previously repurchased pursuant to their terms) into common stock at a conversion rate of 172.4138 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $5.80 per share), subject to adjustment if certain events occur, plus, if applicable, an “interest make-whole” payment as described under “Description of the Notes — Conversion Rights — General”. We will pay interest on the Notes on each June 1 and December 1 of each year the Notes are outstanding, beginning on December 1, 2011. The Notes accrue interest at a rate of 7% per year.
     The Notes will mature on June 1, 2016 unless earlier converted or repurchased. The Notes may not be redeemed at the option of the Company.
     The holders of the Notes may require us to repurchase all or any portion of their Notes for cash on June 15, 2014, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, up to, but excluding the repurchase date. See “Description of Notes — Repurchase at the Option of the Holder.”
     In the event of a fundamental change, as described in this prospectus, the holders of the Notes may require us to repurchase any Notes held by them.
     Our common stock is traded on the NASDAQ Capital Market under the symbol “CERP”. On July 8, 2011, the closing price of our common stock on the NASDAQ Capital Market was $4.60 per share.
     Currently, there is no trading market for the Notes. In the absence of a public market for the Notes, the offering price of the Notes may be determined by the seller based on negotiated prices at the time of such sale.
     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is ____, 2011

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to ‘incorporate by reference’ information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) after the date of this prospectus, until the selling securityholders sell all of our securities registered under this prospectus.
•	our annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 31, 2011;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on May 16, 2011;

•	our current reports on Form 8-K filed with the SEC on February 1, 2011, February 22, 2011, May 3, 2011, May 19, 2011, and May 24, 2011; and

•	the description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on April 9, 2010 (File No. 001-34689).
Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.
The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Frederic Scheer, 300 N. Continental Blvd., Suite 100, El Segundo, California, telephone number is (310) 615-1900.
SUMMARY
     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” before deciding to invest in our common stock. The terms “Cereplast,” the “Company,” “we,” “our” or “us” in this prospectus refer to Cereplast, Inc. and its subsidiaries, unless the context suggests otherwise.

ABOUT CEREPLAST
     We have developed and are commercializing proprietary bio-based resins through two complementary product families: Cereplast Compostables ® resins which are renewable, ecologically sound substitute for petroleum-based plastics and Cereplast Sustainables™ resins, which replace up to 50% of the petroleum-based content of traditional plastics with materials from renewable resources. Our resins aim to be competitively priced compared to petroleum-based plastic resins and can be converted into finished products using conventional manufacturing equipment without significant additional capital investment by downstream converters.
     The demand for non-petroleum based, clean and renewable sources for materials, such as bioplastics, and the demand for compostable/biodegradable products are being driven globally by a variety of factors, including fossil fuel price volatility, energy security and environmental concerns. These factors have led to increased spending on clean and renewable products by corporations and individuals as well as legislative initiatives at the local and state level.
     We are a full-service resin solution provider uniquely positioned to capitalize on the rapidly increasing demand for sustainable and environmentally friendly alternatives to traditional plastic products.
We primarily conduct our operations through two product families:
•	Cereplast Compostables ® resins are renewable, ecologically-sound substitutes for petroleum-based plastics targeting primarily single-use disposables and packaging applications. We offer 12 commercial grades of Compostables resins in this product line. These resins are compatible with existing manufacturing processes and equipment making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Compostables line in November 2006.

•	Cereplast Sustainables™ resins are renewable, ecologically-sound substitutes for petroleum-based plastics targeting primarily single-use disposables and packaging applications. We offer eight commercial grades of Sustainables resins in this product line. These resins are compatible with existing manufacturing processes and equipment, making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Sustainables line in late 2007 under the name “Cereplast Hybrid Resins®”.
•	Cereplast Hybrid Resins® replace up to 50% of the petroleum content in conventional plastics with bio-based materials such as industrial starches sourced from plants. The Hybrid resins line is designed to offer similar properties to traditional polyolefins such as impact strength and heat deflection temperature, and is compatible with existing converter processes and equipment. Cereplast Hybrid Resins ® provide a viable alternative for brand owners and converters looking to partially replace petroleum-based resins in durable goods applications. Hybrid resins address this need in a wide range of markets, including automotive, consumer goods, consumer electronics, medical, packaging, and construction. We commercially introduced our first grade of Hybrid resin, Hybrid 150, at the end of 2007. We currently offer three commercial grades in this product line.

•	Cereplast Algae Plastics™. In October 2009 we announced that we have been developing a new technology to transform algae into bioplastics and intend to launch a new family of algae-based resins that will complement the company’s existing line of Compostables and Sustainable resins. Although we do not expect this new technology to become commercial before late 2011, it remains an important development as we believe that the potential for algae-based resins is quite substantial. Cereplast algae-based resins could replace, in a first step, 50% or more of the petroleum content used in traditional plastic resins. Currently, Cereplast is using renewable material such as starches from corn, tapioca, wheat, potatoes and Ingeo® PLA, which are considered food related crops. Cereplast believes that it is important to enhance research on non-food crops as the Company is expecting a surge in demand in bioplastics in the years to come thus potentially creating pressure on food crops. Algae is the first non-food crop project the company will introduce and our R&D department is contemplating the development of additional non-food crop polymers in future years. Recently the algae production business has attracted considerable attention when Exxon announced a $600 million investment in Synthetic Genomics and BP invested $10 million in Martek Biosciences. We maintain that algae is a very attractive feedstock as it offers a low carbon footprint alternative and at the same time could be accessible in very large quantities. We also have a long-term future plan to create algae plastic made of 100% algae component, abandoning any reliance on fossil fuels. However the availability of algae production in large quantities is several years away.
     Our principal executive offices are located at 300 N. Continental Blvd., Suite 100, El Segundo, California. Our telephone number is (310) 615-1900. Our website is located at www.cereplast.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

This Offering
The following is a brief summary of some of the terms of the Notes offered for resale in this prospectus. For a more complete description of the terms of the Notes, see the “Description of Notes” section in this prospectus.

Issuer	Cereplast, Inc.

Securities Offered	$12.5 million aggregate principal amount of 7.00% Senior Subordinated Convertible Notes due June 1, 2016, which are referred to as the Notes. This prospectus also relates to shares of our common stock issuable upon conversion of the Notes.

Maturity	June 1, 2016, unless earlier converted or repurchased.

Interest Rate	7.00% per year, payable in cash on June 1 and December 1 of each year, beginning December 1, 2011.

Ranking	The Notes are our senior subordinated unsecured obligations and rank subordinate in right of payment to all of our existing and future senior secured indebtedness. The Notes are also effectively subordinated to our secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

As of March 31, 2011, the aggregate principal amount of our senior secured debt was $5,000,000. The indenture governing the Notes does not prevent us or our subsidiaries from incurring senior secured debt or any other additional debt or other obligations.

Conversion Rights	The Note are convertible at the holder’s option into shares of our common stock at an initial conversion rate of 172.4138 shares of common stock per $1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately $5.80 per share), plus, if applicable, an amount in cash equal to the amount of any interest that would have accrued under the Notes at the applicable interest rate for the period from the then most recent interest payment date (or if the holder converts after the record date for an interest payment date but prior to the corresponding interest payment date, from the next interest payment date) through and including, June 2, 2014, subject to the interest make-whole cap described under “Description of the Notes — Conversion Rights — General,” which cap is approximately equal to two years worth of interest payments. The conversion rate, and thus the conversion price, may be adjusted under certain circumstances as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.”

Limitation on Beneficial Ownership	The Notes may not be convertible to the extent (but only to the extent) that such conversion would cause the holder to beneficially own 5% or more of the outstanding shares of our common stock.

Adjustment to Conversion Rate upon a Non-Stock Change of Control	Prior to June 1, 2016, if and only to the extent holders elect to convert the Notes in connection with a fundamental change described under the first or fourth clause of the definition of that term in “Description of the Notes — Repurchase at the Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) consists of cash or securities (or other property) that are not common equity interests or depository receipts traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, which we refer to as a “non-stock change of control,” we will increase the conversion rate by a number of additional shares. The number of additional shares will be determined by reference to the table in “Description of the Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control,” based on the effective date and the price paid per share of our common stock in such non-stock change of control.

If holders of our common stock receive only cash in the type of transaction described above, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale price of our common stock on the five trading days prior to, but not including, the effective date of such non-stock change of control.

Purchase of the Notes by the Company at the Option of the Holder	Holders have the right to require us to purchase all or a portion of their Notes on June 15, 2014 at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

Fundamental Change Repurchase Right of Holders	If we undergo a fundamental change (as defined in “Description of Notes—Repurchase of Notes at the Option of the Holders Upon a Fundamental Change”) prior to maturity, we will be required, at the option of the holders, to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, including additional interest, if any, to, but not including, the repurchase date. See “Description of the Notes — Repurchase at the Option of the Holder upon a Fundamental Change.”

Events of Default	If an event of default on the Notes occurs, the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, may be declared immediately due and payable, subject to certain conditions set forth in the Notes. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving the Company or certain of its subsidiaries.

Registration Rights	Pursuant to a securities purchase agreement, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, with respect to the resale of the Notes and the underlying common stock. See “Description of Notes—Registration Rights.”

Additional Interest	Pursuant to the securities purchase agreement, we agreed that, if we failed to file the shelf registration statement within 30 days after the initial issuance of the Notes, such shelf registration is not declared effective within 90 days, or 150 days if reviewed by the SEC, after the initial issuance of the Notes, or the prospectus is suspended for more than 30 days in any three-month period or more than 90 days in any 12-month period, additional interest will accrue equal to 0.25% per annum for the first 90 days from and including the date on which such registration default has occurred and increase to 0.50% per annum from and after the 91st day after such registration default to but excluding the date on which the registration default has been cured.

Additional interest will be paid semi-annually in arrears.

Absence of a Public Market	The Notes will be a new issue of securities. We cannot assure you that any active or liquid market will develop for the Notes.

NASDAQ Capital Market Symbol of our Common Stock	CERP

U.S. Federal Tax Considerations	Holders are urged consult their own tax advisors. See “Material U.S. Federal Tax Considerations.”

Risk Factors	Investment in the Notes and the underlying common stock involves a high degree of risk. Therefore, you should carefully consider all information in this prospectus and in particular the matters set forth in the “Risk Factors” section beginning on page 6.
The Common Stock
     This prospectus covers, and the registration statement of which it is a part registers, 2,155,173 shares of our common stock, par value $0.001. As of July 8, 2011, we had 15,757,305 shares of our common stock issued outstanding. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
     Our common stock is listed on the NASDAQ Capital Market under the symbol “CERP”.

RISK FACTORS
     An investment in our common stock or the Notes involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before investing in our common stock or the Notes. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock and the Notes, causing you to lose all or part of your investment.
Risks Related to our Business
We have incurred net losses in the past.
We have a history of operating losses and have incurred significant net losses in each fiscal quarter since our inception. For the quarters ended March 31, 2011 and 2010, we had gross revenues of $7.3 million and $0.3 million, respectively, and incurred net losses of $1.8 million and $1.7 million, respectively. For the years ended December 31, 2010 and 2009, we had gross revenues of $6.4 million and $2.8 million, respectively, and incurred net losses of $7.5 million and $6.1 million respectively. We will need to generate significant additional revenue to achieve profitability. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon numerous factors outside of our control, including the market acceptance of our bio-based resins, future cost trends for our key raw materials and competitive products, and general economic conditions.
We have a limited operating history, which makes it difficult to evaluate our financial performance and prospects.
We only commenced the marketing and commercial sale of our products within the past three years, and continue to develop and launch new bio-based resins. We are, therefore, subject to all of the risks inherent in a new business enterprise, as well as those inherent in a rapidly developing industry. Our limited operating history makes it difficult to evaluate our financial performance and prospects. There can be no assurance that in the future we will generate revenues, operate profitably or that we will have adequate working capital to meet our obligations as they become due. Because of our limited financial history, we believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.
In the current economic environment we will be required to raise additional capital to fund our research and development efforts, marketing programs, as well as our continuing operations and have been successful at doing so.
Our capital requirements depend on several factors, including:
•	the speed at which our products are accepted into the market;

•	the level of spending to increase and enhance manufacturing capacity;

•	costs of recruiting and retaining qualified personnel;

•	the level of research and development and market commercialization spending; and

•	the necessity to acquire additional manufacturing capacity
Additional capital will be required to continue to fund our research and development efforts as well as our continuing operations. There can be no assurance that additional sources of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our research and development efforts, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures will be impaired.
The commercial success of our business depends on the widespread market acceptance of products manufactured with our bio-based resins.
Although there is a developed market for petroleum-based plastics, the market for plastics produced with our environmentally friendly bio-based resins is still developing. Our success depends on consumer acceptance of these plastic products as well as the success of the commercialization of plastics produced with our bio-based resins by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The traditional plastics market sector is well-established with entrenched competitors with whom we must compete. Pricing for traditional plastics has been highly volatile in recent years, and moved rapidly from conditions which are more supportive of bioplastics to environments which are less favorable (like the present). While we expect to be able to command a premium price for our environmentally sustainable products, a widening gap in the pricing for bioplastics versus petroleum-based plastics may reduce the size of our addressable market. In addition, the growth of the market will create some pressure on price for applications today considered commodities.

We have only recently commenced industrial scale production of our bio-based resins and it is possible that some of our bio-based resins or plastic products made with our bio-based resins may not perform as well as other resins or traditional plastics.
Individual products produced with our bio-based resins may not perform as well as traditional plastics. We are still developing and improving many of our bio-based resins and are continuing to evaluate the performance in specific applications. If we fail to develop bio-based resins that allow products made with our bio-based resins to perform comparably to traditional plastics, this could cause consumers to prefer alternative products.
We may not be successful in protecting our intellectual property and proprietary rights and may be required to expend significant amounts of money and time in attempting to protect these rights. If we are unable to protect our intellectual property and proprietary rights, our competitive position in the market could suffer.
Our intellectual property consists of patents, copyrights, trade secrets, trade dress and trademarks. Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the U.S. and in other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems may be caused by, among other factors, a lack of rules and methods for defending intellectual property rights.
Our future commercial success requires us not to infringe on patents and proprietary rights of third parties, or breach any licenses or other agreements that we have entered into with respect to our technologies, products and businesses. The enforceability of patent positions cannot be predicted with certainty. We will apply for patents covering both our technologies and our products, if any, as we deem appropriate. Patents, if issued, may be challenged, invalidated or circumvented. There can be no assurance that no other relevant patents have been issued that could block our ability to obtain patents or to operate as we would like. Others may develop similar technologies or may duplicate technologies developed by us.
We are not currently a party to any litigation with respect to any of our patent positions. However, if we become involved in litigation or interference proceedings declared by the United States Patent and Trademark Office, or other intellectual property proceedings outside of the U.S., we might have to spend significant amounts of money to defend our intellectual property rights. If any of our competitors file patent applications or obtain patents that claim inventions or other rights also claimed by us, we may have to participate in interference proceedings declared by the relevant patent regulatory agency to determine priority of invention and our right to a patent of these inventions in the U.S. Even if the outcome is favorable, such proceedings might result in substantial costs to us, including, significant legal fees and other expenses, diversion of management time and disruption of our business. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the interference proceeding. Uncertainties resulting from initiation and continuation of any patent or related litigation also might harm our ability to continue our research or to bring products to market.
An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions would undercut or invalidate our intellectual property position. An adverse ruling also could subject us to significant liability for damages, prevent us from using certain processes or products, or require us to enter into royalty or licensing agreements with third parties. Furthermore, necessary licenses may not be available to us on satisfactory terms, or at all.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
To protect our proprietary technologies and processes, we rely on trade secret protection as well as on formal legal devices such as patents. Although we have taken security measures to protect our trade secrets and other proprietary information, these measures may not provide adequate protection for such information. Our policy is to execute confidentiality and proprietary information agreements with each of our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that technology conceived by the individual in the course of rendering services to us shall be our exclusive property. Even though these agreements are in place there can be no assurances that that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market.

Management and affiliates own enough shares to have a substantial impact on shareholder vote which could cause us to take action that may not be in the best interest of all shareholders.
As of May 17, 2011, our executive officers and directors, and entities controlled by or affiliated with them or the Company, own in aggregate approximately 20.1% of the outstanding common stock. As a result, this group of stockholders have a substantial impact on the vote on matters that require stockholder approval, such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our Certificate of Incorporation or other material corporate actions, and these shareholders could cause the us to take action that may not be in the best interest of all shareholders.
Given our limited resources, we may not effectively manage our growth.
Our growth and expansion plan, which includes targeting high-growth segments with commercial products, supporting converter partners and working with brand owners in the adoption of bio-based plastics to enlarge our customer base, expanding our manufacturing capabilities, strengthening our product leadership by developing new formulations in conjunction with customer demands and pursuing strategic alliances, requires significant management time and operational and financial resources. There is no assurance that we have the necessary operational and financial resources to manage our growth. This is especially true as we expand facilities and manufacture our products on a larger commercial scale. In addition, rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material adverse effect on our business, results of operations, financial condition and the quoted price of our common stock.
Established product manufacturers could improve the ability to recycle their existing products or develop new environmentally preferable products which could render our technology less competitive.
Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of their products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we compete.
Many potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours.
A number of these companies, including BASF, DuPont, Novamont, NatureWorks and Telles, have introduced or are in the process of introducing both bio-based resins and/or compostable synthetic-based resins. We view the threat from this competition as low. Just as a wide variety of different petroleum-based polymers and resins currently serve the needs of the plastic market, we believe that the various resins and polymers offer different properties and are targeted at different applications, making them more complementary and thus broadening the universe of applications for bio-based and compostable plastics.
As the bioplastic industry grows, the demand for biopolymers grows as well, creating more uncertainty with respect to access to critical components of our process.
One of our suppliers, NatureWorks, LLC, currently produces the majority of the prime grade PLA in the United States, and we currently rely on NatureWorks, LLC for a substantial portion of our PLA requirements. For the year ended December 31, 2010, PLA accounted for 23.2% of our total raw material cost of goods sold. If we lose NatureWorks, LLC as a supplier it could delay the commercial introduction, hinder market acceptance of these resins and increase the cost of these resins and our results of operations could be materially adversely affected. We continue to develop alternative feedstock to PLA and evaluate additional PLA sources to support some of our Compostables® Resins, which incorporate prime grade PLA. Cereplast Hybrid Resins® do not depend on PLA.
We also rely on several grades of copolyester supplied by companies such as BASF Corporation, Perstop, and Wacker in manufacturing some of our Compostables resins. If we lose any of these suppliers, or if there are disruptions in the supply chain, the price of these resins may increase or the sales of these resins may be delayed and our results of operations could be materially adversely affected.
Fluctuations in the costs of our raw materials and competitive products could have an adverse effect on our results of operations and financial condition.
Our results of operations are directly affected by the cost of our raw materials. Our Compostables Resins are based in large part on polylactic acid, a renewable polymer manufactured from an agricultural feedstock (corn sugar). Our ability to offset the effect of raw material prices by increasing sales prices is uncertain. A further increase in the price differential between agricultural —based raw materials relative to petroleum-based plastics could have a negative impact on our results of operations and financial position. Historically, a primary driver for the growth of the bioplastics market has been the rising and increasingly volatile cost of oil, which has narrowed the cost gap between traditional and bio-based plastics, and expectations of sustained large hydrocarbon price increases over the long term which would further enhance the competitiveness of our products. Prices and demand for traditional plastics have collapsed in recent months due to global economic conditions; this in turn has affected the interest in bioplastics by certain market sectors and reduced our relative competitiveness.

During the year ended December 31, 2010, we had two significant customers that accounted for 62.9% of total sales. The loss of these customers could adversely affect our short-term sales and profitability.
During the year ended December 31, 2010 two customers accounted for 62.9% of our total sales. If these customers elect not to continue purchasing products from us, we may not be able to find other customers whose requirements for our products are as significant. Accordingly, the loss of these significant customers may adversely affect our near-term business, prospects, financial condition and results of operations.
We are subject to risks generally associated with companies that operate in a global environment, which could affect our growth and financial performance.
Approximately 77% of our 2010 gross sales and 11% of our 2009 gross sales were generated from export sales to customers outside of North America and thus we are subject to risks inherent in multinational business environments. Those risks include:
•	compliance with U.S. laws affecting operations outside of the U.S., such as the Foreign Corrupt Practices Act,

•	compliance with a variety of local regulations and laws,

•	changes in tax laws and the interpretation of those laws,

•	disruptions in ocean container shipping routes

•	fluctuations in currency values,

•	sudden changes in foreign currency exchange controls,

•	discriminatory or conflicting fiscal policies,

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions,

•	greater risk of uncollectible accounts and longer collection cycles,

•	imposition of more or new tariff, quotas, trade barriers, and similar restrictions on our sales outside the U.S.
Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and negatively affect our business operations. All of these factors could result in increased costs or decreased revenues, and could materially and adversely affect our product sales and results of operations.
Our operations are subject to regulation by the U.S. Food and Drug Administration.
The manufacture, sale and use of resins are subject to regulation by the U.S. Food and Drug Administration (the “FDA”). The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.
We believe that our resins are in compliance with all FDA requirements. Failure to comply with FDA regulations could subject us to administrative, civil or criminal penalties.
Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.
We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local regulations. Changes in those regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.
We may be liable for damages based on product liability claims brought against our customers in our end-use markets.
Many of our products may provide critical performance attributes to our customers’ products that will be sold to end users who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations. We have acquired product liability coverage of up to $7.0 million.
A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations.
Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
Our success in the competitive markets in which we operate will continue to depend to a significant extent on our leadership and other key management and technical personnel. We may not be able to retain our current management personnel or to recruit qualified individuals to join our management team. The loss of any key individual could have a material adverse effect on our business.
Disruptions of continuous operation of our new Seymour bioplastic production facility could materially and adversely affect our results of operations.
     We lease a facility and site in Seymour, Indiana, where we have constructed a new bioplastic production facility. Completed in March 2010, we have consolidated all core manufacturing activities from California to the Seymour site resulting in significant cost, productivity and quality enhancements. We believe we will need to add additional production capacity in the near future as the current development of the market seems to call for full capacity of our Seymour facility to be reached within 24 months, and would need approximately an additional nine to 16 months to set up additional capacity, depending on the location. If we are unable to set up and finance such additional facility, we may experience some disruption in our growth.
Downturns in general economic conditions could adversely affect our profitability.
Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. Future economic conditions may not be favorable to our industry. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.
Risks related to the Notes and our Common Stock
We have significantly increased our leverage as a result of the sale of the Notes.
In connection with the sale of the Notes, we incurred new indebtedness of $12.5 million. The degree to which we are leveraged could, among other things:
•	make it difficult for us to make payments on the Notes;

•	make it difficult for us to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.
Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.
The indenture does not contain financial covenants and does not restrict the incurrence of debt by us or our subsidiaries and, as a result, our subsidiaries can incur additional indebtedness or enter into other agreements that restrict the payment of dividends to us.
The indenture does not contain any financial covenants or restrictions prohibiting the incurrence of indebtedness, including additional senior indebtedness by us or the incurrence of any indebtedness by our subsidiaries. The indenture also does not prohibit our subsidiaries from entering into agreements that restrict the subsidiaries’ ability to pay dividends or make other cash distributions to us. In addition, the indenture does not restrict the payment of dividends or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders of the Notes except to the extent described under “Description of Debentures — Repurchase at the Option of the Holder Upon a Fundamental Change.” The term “fundamental change” is limited to certain specified transactions and may not include other events that may involve an actual change of control.
We may be unable to repay or repurchase the Notes, including following a fundamental change.
At maturity, the entire outstanding principal amount of the Notes will become due and payable by us. Upon a fundamental change, as defined in the indenture, you may require us to repurchase all or a portion of your Notes at a repurchase price of 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of the repurchase of the Notes. We cannot assure you that we will have enough funds or be able to arrange for additional financing to pay the principal amount at maturity or to repurchase the Notes upon a fundamental change or that our then-existing debt agreements will permit us to repay the principal amount at maturity or repurchase the Notes.

Our failure to repay the Notes at maturity or to repurchase Notes upon a fundamental change would constitute an event of default under the indenture that governs the Notes and may also constitute an event of default under any other indenture or other agreement governing then-existing indebtedness, which could prevent us from repurchasing the Notes. If a fundamental change occurred and accelerated any other then-existing indebtedness, we cannot assure you that we would have sufficient financial resources, or be able to arrange for additional financing, to repay the principal amount at maturity or pay the repurchase price for the Notes and amounts due under any other indebtedness.
Provisions of the Notes could discourage an acquisition of us by a third party.
Certain provisions of the Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Notes will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the Notes, all of their Notes or any portion of the principal amount of such Notes in integral multiples of $1,000.
The adjustment to the conversion rate upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your Notes as a result of such fundamental change.
If certain types of fundamental changes occur prior to June 1, 2016, we may adjust the conversion rate of the Notes to increase the number of shares issuable upon conversion. The number of additional shares to be added to the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of the Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” Although this adjustment is designed to compensate you for the lost option value of your Notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value based upon assumptions made on the date of this prospectus and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $5.05 or more than $20.00 (subject to adjustment), there will be no such adjustment.
There is currently no public market for the Notes, and an active trading market may not develop for the Notes. The failure of a market to develop for the Notes could adversely affect the liquidity and value of your Notes.
The Notes are a new issue of securities, and there is no existing public market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or other stock market. A market may not develop for the Notes, and there can be no assurance as to the liquidity of any market that may develop for the Notes. If an active, liquid market does not develop for the Notes, the market price and liquidity of the Notes may be adversely affected. If any of the Notes are traded, they may trade at a discount from their initial offering price.
The liquidity of the trading market, if any, and future trading prices of the Notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the Notes will be subject to disruptions which may have a negative effect on the holders of the Notes, regardless of our operating results, financial performance or prospects.
The conversion rate of the Notes may not be adjusted for all dilutive events that may adversely affect the trading price of the Notes or our common stock issuable upon conversion of the Notes.
The conversion rate of the Notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, including, for example, in issuance of stock for cash that may adversely affect the trading price of the Notes or the common stock issuable upon conversion of the Notes.
If you hold Notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
If you hold Notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your Notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of our common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock.
Conversion of the Notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their Notes.
To the extent we issue common stock upon conversion of the Notes, the conversion of some or all of the Notes will dilute the ownership interests of existing stockholders, including holders who had previously converted their Notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of our common stock.
The Notes are subject to certain conversion limitations.
We may not effect any conversion of a Note, and you do not have the right to convert any portion of a Note, to the extent that after giving effect to such conversion, you (and your affiliates whose ownership of securities is not disaggregated in accordance with SEC Release No. 34-39538) would beneficially own more than 5% of the number of shares of our common stock outstanding immediately after giving effect to such conversion.
The Notes may not be rated or may receive a lower rating than anticipated.
We do not intend to seek a rating on the Notes. However, if one or more rating agencies rates the Notes and assigns the Notes a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the Notes and our common stock could be reduced.
The Notes are subordinated to our existing and future senior secured indebtedness and effectively subordinated to all liabilities of our subsidiaries.
The Notes are our senior subordinated unsecured obligations and rank subordinate in right of payment to all of our existing and future senior secured indebtedness. As of March 31, 2011, the aggregate principal amount of our senior secured debt was $5,000,000. In addition, none of our subsidiaries will guarantee our obligations under, or have any obligation to pay amounts due on, the Notes. As a result, the Notes will be “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our existing and future subsidiaries (unless such indebtedness is by its terms subordinated to the Notes). In addition, the Notes are not secured by any of our assets or those of our subsidiaries. As a result, the Notes will be effectively subordinated to any secured debt that we or our subsidiaries incur. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes, payment on the Notes could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.
The price at which our common stock may be purchased on The Nasdaq Capital Market is currently lower than the conversion price of the Notes and may remain lower in the future.
Prior to electing to convert the Notes, the holder should compare the price at which our common stock is trading in the market to the conversion price of the Notes. Our common stock trades on The Nasdaq Capital Market under the symbol “CERP.” On July 8, 2011, the last reported sale price of our common stock was $4.60 per share. The initial conversion price of the Notes is approximately $5.80 per share. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the Notes.
You may be subject to U.S. federal income tax if we make or fail to make one of certain adjustments to the conversion rate of the Notes, even though you do not receive a corresponding cash distribution.
The conversion rate of the Notes will be adjusted in certain circumstances as described in “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If you are a non-U.S. holder (as defined in “Material U.S. Federal Tax Considerations”), any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Any withholding tax on such a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. See the discussion under “Material U.S. Federal Tax Considerations — U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Constructive Distributions and Distributions on Common Stock.”
We may fail to qualify for continued listing on the NASDAQ Capital Market which could make it more difficult for investors to sell their shares.
In April 2010, our common stock was approved for listing on the NASDAQ Capital Market and continues to be listed on the NASDAQ Capital Market. There can be no assurance that trading of our common stock on such market will be sustained or that we can meet NASDAQ’s continued listing standards. In the event that our common stock fails to qualify for continued inclusion, our common stock could thereafter be quoted on the OTC Bulletin Board or the Pink Sheets. Under such circumstances, shareholders may find it more difficult to sell, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors.
Our common stock may be affected by limited trading volume and price fluctuations which could adversely impact the value of our common stock.
Trading in our common stock can fluctuate significantly and there can be no assurance that an active trading market will either develop or be maintained. Our common stock is expected to continue to experience significant price and volume fluctuations. This trading activity could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to periodically enter the market in the belief that our stock price will decline in the future. We cannot predict the actions of market participants or the stock market as a whole. We can offer no assurances that the market for our common stock will be stable or that our stock price will fluctuate in a manner that is consistent with our operating results.
We have not and do not anticipate paying any dividends on our common stock.
We have paid no dividends on our common stock to date and it is not anticipated that any dividends will be paid to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our stock, and could significantly affect the value of any investment in our Company.
Our Board of Directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stock holders.
Our articles of incorporation authorize the issuance of preferred shares which may be issued with dividend, liquidation, voting and redemption rights senior to our common stock without prior approval by the stockholders. The preferred stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of preferred stock in one or more series, with such designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.
The issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Preferred stock may be issued quickly with terms calculated to discourage, make more difficult, delay or prevent a change in control of our Company or make removal of management more difficult. As a result, the Board of Directors’ ability to issue preferred stock may discourage the potential hostile acquirer, possibly resulting in beneficial negotiations. Negotiating with an unfriendly acquirer may result in, among other things, terms more favorable to us and our stockholders. Conversely, the issuance of preferred stock may adversely affect any market price of, and the voting and other rights of the holders of the common stock. We presently have no plans to issue any preferred stock.
FORWARD-LOOKING STATEMENTS
The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. For example, assumptions that could cause actual results to vary materially from such future results include, but are not limited to, our ability to successfully develop and market our products to customers; our ability to generate customer demand for our products in our target markets; the development of our target markets and market opportunities; our ability to manufacture suitable products at competitive cost; market pricing for our products and for competing products; the extent of increasing competition; technological developments in our target markets and the development of alternate, competing technologies in them; and sales of shares by existing shareholders. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Unless we are required to do so under US federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.
USE OF PROCEEDS
The selling securityholders will receive all of the proceeds from the sale of the Notes and common stock issuable upon conversion of the Notes. We will not receive any proceeds from the sale by any selling securityholder of the Notes or the shares of common stock issuable upon conversion of the Notes offered by the selling securityholders under this prospectus, but we have agreed to pay the expenses of preparing this prospectus and the related registration statement.

We received net proceeds of approximately $11.2 million from our sale of the Notes. We are using the proceeds for working capital and general corporate purposes.
DESCRIPTION OF NOTES
We issued the Notes under an indenture, dated as of May 24, 2011, between us and Wells Fargo Bank, National Association, as trustee. The terms of the Notes will include those stated in the Notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.
The following description is a summary of the material provisions of the Notes, the indenture and the registration rights set forth in the securities purchase agreement. It does not restate the Notes, the indenture or the registration rights set forth in the securities purchase agreement in their entirety. We urge you to read the Notes, the indenture and the securities purchase agreement. Copies of the indenture and the securities purchase agreement are available as set forth above under “Where You can Find More Information.”
As used in this section, the references to “us,” “we,” “our” or the “Company” refer only to Cereplast, Inc. and not any of its subsidiaries.
General
We issued $12,500,000 in aggregate principal amount of Notes in a private transaction on May 24, 2011.
          The Notes:
•	bear interest at a rate of 7.00% per year, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on December 1, 2011;

•	are our senior subordinated and unsecured obligations and rank subordinate in right of payment to all of our existing and future senior secured debt, as defined;

•	are structurally subordinated to all liabilities of our subsidiaries to the extent of the assets of those subsidiaries;

•	are convertible by you at any time on or prior to the business day preceding the maturity date as described under “— Conversion Rights” into shares of our common stock initially based on a conversion rate of 172.4138 shares of our common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $5.80 per share, plus, if applicable, the interest-make whole payments described below. In the event of certain types of fundamental changes, we will increase the conversion rate for a limited period of time;

•	are subject to repurchase by us, at your option, on June 15, 2014, at a cash repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, to, but not including, the repurchase date, as set forth under “— Repurchase at Option of the Holder;”

•	are subject to repurchase by us, at your option, if a fundamental change occurs, at a cash repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, to, but not including, the repurchase date, as set forth under “— Repurchase at the Option of the Holder upon a Fundamental Change;” and

•	mature on June 1, 2016, unless earlier converted or repurchased by us at your option.
          The indenture governing the Notes does not contain any financial covenants and will not generally restrict us from paying dividends, incurring senior secured debt or any other additional debt or issuing or repurchasing our other securities. The indenture also will not protect you in the event of a highly leveraged transaction or a change in control of us, except to the extent described below under “— Repurchase at the Option of the Holder upon a Fundamental Change.”
          No sinking fund is provided for the Notes and the Notes will not be subject to defeasance.
          The Notes initially were issued in book-entry form only in denominations of $2,000 principal amount or integer multiples of $1,000 above such amount. Beneficial interests in the Notes will be shown on, and transfers of beneficial interests in the Notes will be effected only through, records maintained by The Depository Trust Company, or DTC, or its nominee, and any such interests may not be exchanged for certificated Notes except in limited circumstances. For information regarding conversion, registration of transfer and exchange of global Notes held in DTC, see “—Form, Denomination and Registration—Global Notes, Book-Entry Form.”
          If certificated Notes are issued, you may present them for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which will initially be the corporate trust office of the trustee in New York City.
Payment at Maturity
          On the maturity date, each holder will be entitled to receive on such date $1,000 in cash for each $1,000 in principal amount of Notes, together with accrued and unpaid interest, including additional interest, if any, to, but not including, the maturity date. With respect to global Notes, principal and interest will be paid to DTC in immediately available funds. With respect to any certificated Notes, principal and interest will be payable at our office or agency in New York City, which initially will be the corporate trust office of the trustee.
Interest
          The Notes will bear interest at a rate of 7.00% per year. Interest will accrue from May 24, 2011 or from the most recent date to which interest has been paid or duly provided for. We will pay interest semi-annually, in arrears on June 1 and December 1 of each year, commencing on December 1, 2011, to holders of record at 5:00 p.m., New York City time, on the preceding May 15 and November 15, respectively.
          We will pay interest on:
•	global Notes to DTC in immediately available funds;

•	any certificated Notes having a principal amount of less than $2,000,000, by check mailed to the holders of those Notes; provided, however, at maturity, interest will be payable as described under “— Payment at Maturity;” and

•	any certificated Notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the holders of those Notes duly delivered to the trustee at least five business days prior to the relevant interest payment date or by check if no such election is made; provided, however, at maturity, interest will be payable as described under “— Payment at Maturity.”
          In addition, in the event of certain registration defaults, we will pay additional amounts of interest as described under “—Registration Rights of the Holders” below.
          Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If a payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue thereon.
          To the extent lawful, payments of principal or interest on the Notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.
Conversion Rights
     General
          Holders may convert their Notes into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 172.4138 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $5.80 per share), unless earlier repurchased by us, at your option, as set forth under “— Repurchase at the Option of the Holder upon a Fundamental Change.” In addition to the shares of common stock, holders will receive, if applicable, upon conversion an amount in cash equal to the amount of any interest, the “interest make-whole”, that would have accrued under the Notes at the applicable interest rate for the period from the then most recent interest payment date (or if you convert after the record date for an interest payment date but prior to the corresponding interest payment date, from the next interest payment date) through and including, June 2, 2014. Notwithstanding the foregoing, in no event will the cash payment pursuant to this interest make-whole exceed $129.31 per $1,000 principal amount of Notes, the interest make-whole cap. During any period where we have voluntarily increased the conversion rate (as described under “—Conversion Rate Adjustments” below) or during any period where we are required to make an adjustment to the conversion rate upon a non-stock change of control (as described under “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control” below), the interest-make-whole cap will be reduced to equal (x) the revised conversion rate per $1,000 principal amount of Notes multiplied by (y) the number obtained by subtracting (a) $5.05 (the closing consolidated bid price of our common stock on the date of pricing plus $0.01) from (b) the revised conversion price. The conversion rate will be subject to adjustment as described below.

          Except as provided above and in the next paragraph, upon conversion, you will not receive any separate cash payment of accrued and unpaid interest, including additional interest, if any, on the Notes being converted. We will not issue fractional shares of our common stock upon conversion of the Notes. Instead, we will pay cash in lieu of fractional shares based on the closing price of our common stock on the trading day prior to the applicable conversion date. Accrued and unpaid interest, including additional interest, if any, and accrued tax original issue discount, if any, to the conversion date will be deemed to be paid in full with the shares of our common stock issued upon conversion, together with any cash in lieu of fractional shares, rather than cancelled, extinguished or forfeited.
          If you convert after the record date for an interest payment but prior to the corresponding interest payment date, you will receive on the corresponding interest payment date the interest accrued and unpaid on your Notes, notwithstanding your conversion of those Notes prior to the interest payment date, assuming you were the holder of record on the corresponding record date. However, unless you convert your Notes pursuant to the next paragraph or except as provided in the next sentence, at the time you surrender your Notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the Notes being converted on the corresponding interest payment date. You are not required to make such payment:
•	if you convert your Notes in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to your Notes;

•	if you convert your Notes prior to June 2, 2014; or

•	if you convert your Notes after the record date for the interest payment due on June 1, 2016.
          Except as described under “—Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issuable upon conversion of the Notes.
     Conversion Procedures
          If you hold a beneficial interest in a global Note, to convert you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.
          If you hold a certificated note, to convert you must:
•	complete and manually sign the conversion notice on the back of the Notes or a facsimile of the conversion notice;

•	deliver the completed conversion notice and the Notes to be converted to the conversion agent;

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes, if any.
          The conversion date will be the date on which you have satisfied all of the foregoing requirements. The Notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date. Once delivered, a conversion notice shall be irrevocable.
          You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name in which the Notes were registered. Certificates representing shares of common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full.
          Settlement of a conversion of Notes into shares of our common stock will occur on the third trading day following the applicable conversion date.
     Conversion Rate Adjustments
          We will adjust the conversion rate for certain events, including:

(1)	issuances of shares of our common stock as a dividend or distribution on our common stock;

(2)	certain subdivisions, combinations or reclassifications of our common stock;

(3)	issuances to all or substantially all holders of our common stock, of certain rights or warrants to purchase, for a period of up to 45 days, shares of our common stock at less than the then current market price of our common stock, provided that the conversion rate will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4)	distributions to all or substantially all holders of our common stock, of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:
•	the rights and warrants referred to in clause (3) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the sixth succeeding paragraph below;

•	any dividends or distributions paid exclusively in cash; or

•	any dividends or distributions referred to in the clause (1) above;
(5)	dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up or upon a merger or consolidation), in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction,
•	the numerator of which will be the current market price of our common stock, and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; and
(6)	purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.
          For purposes of clause (3) and (5) above, “current market price” means the average closing sale price of our common stock for the 10 consecutive trading days immediately prior to the ex-dividend date for the distribution requiring such computation.
          The “closing sale price” of a share of our common stock on any trading day means the closing sale price of such security (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such day as reported in composite transactions for the principal U.S. securities exchange (or if not so listed, on the principal regional securities exchange) on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by Pink OTC Markets Inc. In the absence of such a quotation, the closing sale price will be determined by a nationally recognized securities dealer retained by us for that purpose. The closing sale price will be determined without reference to extended or after hours trading. The “conversion price” on any day will equal $1,000 divided by the conversion rate in effect on that day.
          To the extent that any rights plan adopted by us is in effect upon conversion of the Notes into common stock, you will receive, in addition to the common stock, the rights under the applicable rights agreement unless the rights have separated from our common stock at the time of conversion of the Notes, in which case, the conversion rate will be adjusted as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above in clause (4), subject to readjustment in the event of the expiration, termination or redemption of such rights.
          We will not make any adjustment if holders of Notes may participate in the transaction without conversion or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:
•	equals or exceeds the average closing price of the common stock over the 10 consecutive trading day period ending on the record date for such distribution; or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $0.05, rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such Notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.
          Except as stated above, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
          In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to clause (4) above, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.
     If we:
•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or merge with or into any person or sell, lease, transfer, convey or otherwise dispose of all or substantially all of our assets and those of our subsidiaries taken as a whole to another person, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note will, without the consent of any holders of the Notes, become convertible only into the consideration the holders of the Notes would have received if they had converted their Notes based on the applicable conversion rate immediately prior to such reclassification, change, consolidation, merger, sale, lease, transfer, conveyance or other disposition (assuming such holder of common stock received proportionately the same consideration received by all common stock holders in the aggregate). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the Notes shall be convertible into the consideration that a majority of the holders of our common stock who made such an election received in such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.
          If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion rate (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material U.S. Federal Tax Considerations.”
          We may, from time to time, to the extent permitted by law, in our sole discretion, increase the conversion rate of the Notes by any amount for any period of at least 20 business days. In that case, we will give at least 15 days’ prior written notice of such increase to you and the trustee. We, in our sole discretion, may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. Notwithstanding the foregoing, in no event will the conversion rate exceed 198.0198 shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate.
          We will not be required to make any adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustment that is less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustment, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (a) annually on the anniversary of the first date of issue of the Notes and otherwise (b) (1) five business days prior to the maturity of the Notes (whether at stated maturity or otherwise) or (2) prior to the repurchase date, unless such adjustment has already been made.
          If we adjust the conversion rate pursuant to the above provisions, we will issue a press release through Business Wire or PR Newswire containing the relevant information and make this information available on our website or through another public medium as we may use at that time. Unless and until the trustee shall receive written notice setting forth an adjustment of the conversion rate, the trustee may assume without inquiry that the conversion rate has not been adjusted and that the last conversion rate of which it has knowledge remains in effect.

     Adjustment to Conversion Rate Upon a Non-Stock Change of Control
          Prior to June 1, 2016, if and only to the extent you elect to convert your Notes in connection with a fundamental change described under clause (1) or clause (4) under the definition of a fundamental change described below under “—Repurchase at the Option of the Holder upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not shares of common stock, depositary receipts or other certificates representing common equity interests or depository receipts traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, which we refer to as a “non-stock change of control,” we will increase the conversion rate as described below. The number of additional shares by which the conversion rate is increased (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change of control. If holders of our common stock receive only cash in such transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale price of our common stock on the five trading days prior to but not including the effective date of such non-stock change of control. We will notify you of the anticipated effective date of any fundamental change resulting in an adjustment as soon as practicable and if possible at least 20 calendar days prior to such date.
          A conversion of the Notes by a holder will be deemed for these purposes to be “in connection with” a non-stock change of control if the conversion notice is received by the conversion agent following the effective date of the non-stock change of control but before the close of business on the business day immediately preceding the related repurchase date (as specified in the repurchase notice described under “—Repurchase at the Option of the Holder upon a Fundamental Change”).
          The number of additional shares issuable upon conversion will be adjusted in the same manner as and as of any date on which the conversion rate of the Notes is adjusted as described above under “—Conversion Rate Adjustments.” The stock prices set forth in the first row of the table below (i.e., the column headers) will be simultaneously adjusted to equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment and the denominator of which is the conversion rate as so adjusted.
          The following table sets forth an indicative number of additional shares by which the conversion rate shall be increased:

	Stock Price
Effective Date	$5.05	$5.50	$6.00	$6.50	$7.00	$8.00	$10.00	$15.00	$20.00

May 24, 2011	25.6060	21.5995	18.0882	15.3005	13.0481	9.6665	5.5492	1.4165	0.2307
June 1, 2012	25.6060	23.1591	19.0642	15.8951	13.3938	9.7460	5.4855	1.3855	0.2281
June 1, 2013	25.6060	24.4206	19.4815	15.8333	13.0748	9.2570	5.0903	1.2709	0.2033
June 1, 2014	25.6060	20.4826	16.0890	13.1596	10.9301	7.7812	4.2735	1.0441	0.1528
June 1, 2015	25.6060	18.5337	13.8314	10.5536	8.2338	5.3327	2.6868	0.6379	0.0767
June 1, 2016	25.6060	9.4044	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
          The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:
•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $20.00 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $5.05 per share (subject to adjustment), no additional shares will be issued upon conversion.
          Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of a note exceed 198.0198 shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate. Additional shares deliverable as described in this section “—Adjustment to Conversion Rate Upon a Non-Stock Change of Control,” will be delivered on the settlement date applicable to the relevant conversion.
          Limitations on Beneficial Ownership.
          Notwithstanding the foregoing conversion provisions, no holder shall be entitled to receive shares of common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of 5.0% or more of the shares of common stock outstanding at such time. This limitation on beneficial ownership shall be terminated (i) upon 61 days’ notice to us by any holder, solely with respect to the Notes beneficially owned by such holder, (ii) immediately upon delivery by us of notice of a fundamental change as specified below or (iii) on May 1, 2016. In addition, no holder who holds more than 5% of our common stock outstanding as of the issue date shall be entitled to receive shares of common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner of more than an additional 1% of the shares of our common stock outstanding at such time in respect of conversions of the Notes by such 5% holder. Any purported delivery of shares of common stock upon conversion of Notes shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the beneficial owner of 5.0% or more of the shares of common stock outstanding at such time or, in the case of a 5% holder, more than an additional 1% of the shares of our common stock outstanding at such time. If any delivery of shares of common stock owed to a holder upon conversion of Notes is not made, in whole or in part, as a result of this limitation, our obligation to make such delivery shall not be extinguished and we shall deliver such shares of common stock as promptly as practicable after any such converting holder gives notice to us that such delivery would not result in such limitation being triggered.
Repurchase at Option of the Holder
          A holder of Notes has the right to require us to repurchase the Notes on June 15, 2014, or the repurchase date. We must give notice of the repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their Notes.
          We will be required to repurchase for cash any outstanding Note for which a holder of Notes delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the Notes. Our repurchase obligation will be subject to certain additional conditions.
          The repurchase price payable for a note will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date. The paying agent initially will be the trustee.
          The repurchase notice must state:
(1)	if certificated Notes have been issued, the note certificate numbers (or, if the Notes are not certificated, a repurchase notice made by a holder of Notes must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of Notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the Notes are to be repurchased by us pursuant to the applicable provisions of the Notes and the indenture.
          A holder of Notes may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:
•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes (or, if the Notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.
          Payment of the repurchase price for a Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, the City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:
•	the Note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Note.
          This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

          Our ability to repurchase Notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding Note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.
          We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the Notes.
          No Notes may be repurchased at the option of the holders if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the repurchase price of the Notes.
Repurchase at the Option of the Holder upon a Fundamental Change
          If a fundamental change (as defined below) occurs at any time prior to the maturity date of the Notes, you will have the right to require us to repurchase, at the repurchase price described below, all or part of your Notes for which you have properly delivered and not withdrawn a written repurchase notice. The Notes submitted for repurchase must be $2,000 principal amount or integer multiples of $1,000 above such amount.
          The repurchase price will be payable in cash and will equal 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date. However, if the repurchase date is after a record date but on or prior to the corresponding interest payment date, the interest will be paid on the repurchase date to the holder of record on the record date.
          We may be unable to repurchase your Notes in cash upon a fundamental change. Our ability to repurchase the Notes with cash in the future may be limited by the terms of our then-existing borrowing agreements. In addition, the occurrence of a fundamental change could cause an event of default under the terms of our then-existing borrowing agreements and other contractual arrangements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash.
          A “fundamental change” will be deemed to have occurred when any of the following has occurred:
(1)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person,” directly or indirectly, including through one or more wholly owned subsidiaries, becomes the “beneficial owner” (as these terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 50% of the voting power of our capital stock that is at the time entitled to vote by the holder thereof in the election of our board of directors (or comparable body); or

(2)	the first day on which a majority of the members of our board of directors are not continuing directors; or

(3)	the adoption of a plan relating to our liquidation or dissolution; or

(4)	the consolidation or merger of us with or into any other person, or the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole to any “person” (as this term is used in Section 13(d)(3) of the Exchange Act), other than:
(a)	any transaction:
•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or
(b)	any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or
                    (5)     the termination of trading of our common stock, which will be deemed to have occurred if our common stock or other common stock into which the Notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for listing on any U.S. system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.
          However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a U.S. national securities exchange and, as a result of the transaction or transactions, the Notes will become convertible into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto) and other applicable consideration.
          “Continuing directors” means, as of any date of determination, any member of our board of directors who:
•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of the new director’s nomination or election.
          The definition of “fundamental change” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.
          On or before the fifth business day after the occurrence of a fundamental change, we will provide to all record holders of the Notes on the date of the fundamental change at their addresses shown in the register of the registrar, the trustee and the paying agent, a written notice of the occurrence of the fundamental change and the resulting repurchase right. Such notice shall state, among other things, the event causing the fundamental change and the procedures you must follow to require us to repurchase your Notes.
          The repurchase date will be a date specified by us in the notice of a fundamental change that is not less than 20 nor more than 35 business days after the date of the notice of a fundamental change.
          To exercise your repurchase right, you must deliver, prior to 5:00 p.m., New York City time, on the repurchase date, a written notice to the paying agent of your exercise of your repurchase right (together with the Notes to be repurchased, if certificated Notes have been issued). If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures. The repurchase notice must state:
•	if you hold certificated Notes, the Notes’ certificate numbers;

•	the portion of the principal amount of the Notes to be repurchased, which must be $1,000 or integer multiples thereof; and

•	that the Notes are to be repurchased by us pursuant to the applicable provisions of the Notes and the indenture.
          You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the business day immediately prior to the repurchase date by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the Notes listed in the repurchase notice. If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures. The withdrawal notice must state:
•	if you hold certificated Notes, the certificate numbers of the withdrawn Notes;

•	the principal amount of the withdrawn Notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.
          Payment of the repurchase price for Notes for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Notes, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the Notes will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Notes, as the case may be.

          If the paying agent holds on the business day immediately following the repurchase date cash sufficient to pay the repurchase price of the Notes that holders have elected to require us to repurchase, then, as of the repurchase date:
•	the Notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the paying agent, as the case may be; and

•	all other rights of the holders with respect to such Notes will terminate, other than the right to receive the repurchase price upon delivery or transfer of the Notes.
          In connection with any repurchase, we will, to the extent applicable:
•	comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the Notes;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the Notes; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the Notes.
          This fundamental change repurchase right could discourage a potential acquirer of us. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.
          Our obligation to repurchase the Notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’) outstanding debt or other contractual obligations. The incurrence of significant amounts of additional debt could adversely affect our ability to service our then existing debt, including the Notes.
Consolidation, Merger and Sale of Assets
          The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, convey, transfer or lease our property and assets substantially as an entirety to another person, unless:
•	either (a) we are the continuing corporation or (b) the directly resulting, surviving or transferee person (if other than us) is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes, by a supplemental indenture and a supplemental agreement, all of our obligations under the Notes and the indenture;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing;

•	if as a result of such transaction the Notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally assumes or guarantees all obligations of us or such successor under the Notes and the indenture; and

•	we have, at or prior to the effective date of such consolidation, merger or transfer, delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer is permitted by the indenture and that all conditions precedent provided for relating to such transaction have been complied with.
          In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the continuing corporation, the successor person formed or remaining shall succeed, and be substituted for, and may exercise every right and power of, us, and we shall be discharged from its obligations, under the Notes and the indenture.
          This covenant includes a phrase relating to the sale, conveyance, transfer and lease of our property and assets “substantially as an entirety.” There is no precise, established definition of the phrase “substantially as an entirety” under New York law, which governs the indenture and the Notes. Accordingly, the ability of a holder of the Notes to require us to repurchase the Notes as a result of a sale, conveyance, transfer or lease of less than all of the property and assets of us may be uncertain.
          An assumption by any person of our obligations under the Notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the Notes for new Notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.
Subordination of Notes
          The Notes are our senior subordinated and unsecured obligations and rank subordinate in right of payment to all of our existing and future senior secured debt (as defined below). Any right we have to receive assets of any of our current and future subsidiaries upon that subsidiary’s liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be structurally subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any debt of that subsidiary senior to that held by us. As of March 31, 2011, the aggregate principal amount of our senior secured debt was $5,000,000.
          The indenture does not limit our ability to incur senior secured debt or any other additional debt or the amount of debt or other liabilities our subsidiaries may incur. Our ability to make required interest, principal, or repurchase payments on the Notes may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefore, whether by dividends or loans or other payments.
          The indenture provides that upon any payment or distribution of our assets or securities to creditors of any kind or character, whether in cash, property or securities, in connection with our dissolution or winding up or our total or partial liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, the holders of our senior secured debt will first be entitled to receive payment in full in cash or cash equivalents of principal of and premium, if any and interest on such senior secured debt (whether or not allowed in such proceeding) before the holders of Notes are entitled to receive any payment of principal of or premium, if any, or interest on the Notes or on account of the purchase or other acquisition of Notes by us or any of our subsidiaries. In the event that notwithstanding the foregoing, the trustee or the holder of any note receives any payment or distribution of our assets of any kind or character (excluding shares of our common stock or securities provided for in a plan of reorganization or readjustment that are subordinate in right of payment to all senior secured debt to substantially the same extent as the Notes are so subordinated) before all our senior secured debt is paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of our assets for application to the payment of all our senior secured debt remaining unpaid, to the extent necessary to pay the senior secured debt in full.
          In addition, if the Notes are accelerated because of an event of default, the holders of any senior secured debt would be entitled to payment in full in cash or other payment satisfactory to them of senior secured debt before the holders of the Notes are entitled to receive any payment or distribution. Under the indenture, we are required to promptly notify holders of senior secured debt if payment of the Notes is accelerated because of an event of default.
          The indenture provides that if any default by us has occurred and is continuing in the payment of principal of, or premium, if any, or interest on, or rent or other payment obligations in respect of, any senior secured debt, then no payment shall be made on account of principal of, or premium, if any, or interest on, the Notes, until all such payments due in respect of such senior secured debt have been paid in full in cash or other payment satisfactory to the holders of such senior secured debt.
          During the continuance of any event of default with respect to any designated senior secured debt (as defined below), other than a default in payment of the principal of, or premium, if any, or interest on, or rent or other payment obligations in respect of, any designated senior secured debt, that permits its holders to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), we may not make any payment directly or indirectly, with respect to principal of, or premium, if any, or interest on, the Notes, for a period of 179 days, which we refer to as a “blockage period,” following written notice to us, from any holder, or the trustee or other representative for, such designated senior secured debt, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or such designated senior secured debt has been paid in full in cash or other payment satisfactory to the holders of such designated senior secured debt. Not more than one blockage period may be commenced during any period of 360 consecutive days, and there must be 180 consecutive days in any 360-day period in which no blockage period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any blockage period with respect to the designated senior secured debt initiating such blockage period shall be, or shall be made, the basis for the commencement of a second blockage period by any holder of, or the trustee or other representative for, such designated senior secured debt, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

          However, if the maturity of such designated senior secured debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the Notes until such designated senior secured debt has been paid in full in cash or other payment satisfactory to the holders of such designated senior secured debt or such acceleration (or termination, in the case of the lease) has been cured or waived or ceases to exist.
          The term “senior secured debt” means:
•	principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on our indebtedness (as defined below);

•	rent payable on our indebtedness;

•	termination payments with respect to or in connection with our indebtedness; and

•	all fees, costs, expenses and other amounts accrued or due on or in connection with our indebtedness;
in each case whether such indebtedness is outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings thereof or amendments, modifications or supplements thereto, except for:
•	any indebtedness that by its terms expressly provides that such indebtedness shall not be senior or pari passu in right of payment to any other indebtedness of the Company or expressly provides that such indebtedness is equal with or junior to the Notes;

•	any indebtedness which is not secured by collateral which at the time of original issuance of such indebtedness had a fair market value at least equal to 50% of the principal amount of such indebtedness;

•	any indebtedness to our subsidiaries, a majority of the voting stock of which we directly or indirectly own; and

•	the Notes.
          The term “indebtedness” means, with respect to any person:
(1)	all indebtedness, obligations and other liabilities, contingent or otherwise, of that person:
•	for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by Notes or similar instruments;

•	evidenced by bonds, Notes or other instruments for the payment of money; or

•	incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;
(2)	all reimbursement obligations and other liabilities, contingent or otherwise, of that person with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

(3)	all obligations and liabilities, contingent or otherwise, in respect of:
•	leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person; and

•	any lease or related documents, including a purchase agreement, in connection with the lease of real property that provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;
(4)	all obligations of such person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(5)	all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities, contingent or otherwise, of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in items one through four above;

(6)	any indebtedness or other obligations described in items one through five above secured by any mortgage, pledge, lien or other encumbrance existing on property that is owned or held by such person, regardless of whether or not the indebtedness or other obligation secured thereby shall have been assumed by such person; and

(7)	any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in any of items one through six above.
          Any senior secured debt will continue to be senior secured debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.
          The term “designated senior secured debt” means senior secured debt under our existing venture loan and security agreement with Compass Horizon Funding Company, LLC and any other senior secured debt that, at the date of determination is specifically designated by us in the instrument evidencing or governing such senior secured debt or in another writing as “designated senior secured debt” for purposes of the indenture. However, the instrument or other writing may place limitations and conditions on the right of such senior secured debt to exercise the rights of designated senior secured debt.
Events of Default; Notice and Waiver
          The following will be events of default under the indenture:
•	we fail to pay any interest, including additional interest (as defined under “—Registration Rights of the Holders” below), if any, on the Notes when due and such failure continues for a period of 15 calendar days;

•	we fail to pay principal of the Notes when due at maturity, or we fail to pay the repurchase price, or any make whole premium payable, in respect of any Notes when due;

•	we fail to deliver shares of our common stock (including any additional shares payable as a result of a make whole premium) upon the conversion of any Notes and such failure continues for five days following the scheduled settlement date for such conversion;

•	we fail to provide for a period of five business days after it is required in the indenture, notice of the anticipated effective date or actual effective date of a fundamental change;

•	we fail to perform or observe any other term, covenant or agreement in the Notes or the indenture for a period of 30 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	a failure to pay when due (whether at stated maturity or otherwise) or a default that results in the acceleration of maturity of, any of our or any of our “significant subsidiaries” (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X) indebtedness for borrowed money in excess of $1.0 million, unless such indebtedness is discharged, or such acceleration is rescinded, stayed or annulled, within a period of 30 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding; or

•	certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any of our “significant subsidiaries” (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X).
          We are required to notify the trustee promptly after becoming aware of the occurrence of any default under the indenture known to us. The trustee is then required within 90 calendar days of becoming aware of the occurrence of any default to give to the registered holders of the Notes notice of all uncured defaults known to it. However, the trustee may withhold notice to the holders of the Notes of any default, except defaults in payment of principal or interest on the Notes, if the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders. We are also required to deliver to the trustee, on or before a date not more than 150 calendar days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any default has occurred.

          If an event of default specified in the last bullet point listed above occurs and continues with respect to us or any of our significant subsidiaries, the principal amount of the Notes and accrued and unpaid interest, including additional interest, if any, on the outstanding Notes will automatically become due and payable. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes and accrued and unpaid interest, including additional interest, if any, on the outstanding Notes to be due and payable. Thereupon, the trustee may, in its discretion, proceed to protect and enforce the rights of the holders of the Notes by appropriate judicial proceedings.
          After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the Notes outstanding, by written notice to us and the trustee, may rescind and annul such declaration if:
•	we have paid (or deposited with the trustee a sum sufficient to pay) (1) all overdue interest on all Notes; (2) the principal amount of any Notes that have become due otherwise than by such declaration of acceleration; (3) to the extent that payment of such interest is lawful, interest upon overdue interest; and (4) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•	all events of default, other than the non-payment of the principal amount and any accrued and unpaid interest, including additional interest, if any, that have become due solely by such declaration of acceleration, have been cured or waived.
          The holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.
          No holder of the Notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest (including interest make-whole payments) on the Notes, unless:
•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Notes make a written request to the trustee to pursue the remedy, and offer security or indemnity reasonably satisfactory to the trustee against any costs, liability or expense of the trustee;

•	the trustee fails to comply with the request within 60 calendar days after receipt of the request and offer of indemnity; and

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of the outstanding Notes.
     Waiver
          The holders of a majority in aggregate principal amount of the Notes outstanding may, on behalf of the holders of all the Notes, waive any past default or event of default under the indenture and its consequences, except:
•	our failure to pay principal or interest on any Notes when due;

•	our failure to convert any Notes into shares of common stock, and pay the interest make-whole, if any, upon such conversion, as required by the indenture;

•	our failure to pay the repurchase price on the repurchase date in connection with a holder exercising its repurchase rights; or

•	our failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.
Modification
     Changes Requiring Approval of Each Holder
          The indenture (including the terms and conditions of the Notes) may not be modified or amended without the written consent or the affirmative vote of each affected holder of a Note to:
•	extend the maturity of any Notes;

•	reduce the rate or extend the time for payment of interest on any Notes;

•	reduce the principal amount of any Notes;

•	reduce any amount payable upon repurchase of any Notes;

•	impair the right of a holder to institute suit for payment of any Notes;

•	change the currency in which any principal of, or interest on, the Notes is payable;

•	change our obligation to repurchase any Notes at the option of the holder in a manner adverse to the holders except as provided below;

•	change our obligation to repurchase any Notes upon a fundamental change in a manner adverse to the holders after the occurrence of a fundamental change;

•	affect the right of a holder to convert any Notes into shares of our common stock or reduce the number of shares of our common stock or any other property, including cash, receivable upon conversion pursuant to the terms of the indenture;

•	subject to specified exceptions, modify certain provisions of the indenture relating to modification of the indenture or waiver under the indenture; or

•	reduce the percentage of the Notes required for consent to any modification of the indenture that does not require the consent of each affected holder.
     Changes Requiring Majority Approval
          The indenture (including the terms and conditions of the Notes) may be modified or amended, except as described above, with the written consent or affirmative vote of the holders of a majority in aggregate principal amount of the Notes then outstanding.
     Changes Requiring No Approval
          The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any Notes, to, among other things:
•	provide for conversion rights of holders of the Notes and our repurchase obligations in connection with a fundamental change in the event of any reclassification of our common stock, merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	secure the Notes;

•	provide for the assumption of our obligations to the holders of the Notes in the event of a merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

•	surrender any right or power conferred upon us;

•	add to our covenants for the benefit of the holders of the Notes;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the Notes in any material respect; provided, further, that any amendment made solely to conform the provisions of the indenture to this description of the Notes will not be deemed to materially adversely affect the interests of the holders of the Notes as provided in an officers’ certificate;

•	make any provision with respect to matters or questions arising under the indenture that we may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such change or modification does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of the Notes in any material respect;

•	increase the conversion rate;

•	making any changes or modifications necessary in connection with the registration of the Notes and the shares of our common stock to be delivered upon conversion of the Notes under the Securities Act as contemplated in the registration rights set forth in the securities purchase agreement relating to the Notes, provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, materially adversely affect the interests of the holders of Notes;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	add guarantees of obligations under the Notes; and

•	provide for a successor trustee.
     Other
          The consent of the holders of Notes is not necessary under the indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.
     Notes Not Entitled to Consent
          Any Notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of the requisite aggregate principal amount of the outstanding Notes have consented to a modification, amendment or waiver of the terms of the indenture, except that for the purposes of determining whether the trustee shall be protected in relying on any such consent, only Notes that the trustee knows are so owned shall be so disregarded.
Repurchase and Cancellation
          We may, to the extent permitted by law, repurchase any Notes in the open market or by tender offer at any price or by private agreement. Any Notes repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us. Any Notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.
Information Concerning the Trustee, Paying Agent, Conversion Agent and Common Stock Transfer Agent and Registrar
          We have appointed Wells Fargo Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, Notes registrar and custodian for the Notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the Notes, the trustee must eliminate such conflict or resign.
          Computershare is the transfer agent and registrar for our common stock.
Registration Rights of the Holders
          We have entered into a securities purchase agreement which includes registration rights with the purchasers of the Notes. Pursuant to the securities purchase agreement, we have filed a shelf registration statement with the SEC, which this prospectus forms a part of, covering resale of the registrable securities (as defined below). We agreed to file such registration statement within 30 days after the closing date, and to use our reasonable efforts to cause the shelf registration statement to become effective within 90 days, or 150 days if reviewed by the SEC, of the closing date. We will use our reasonable efforts to keep the shelf registration statement effective until the date there are no longer any registrable securities.
          The term “registrable securities” means the Notes and the shares of our common stock issuable upon conversion of the Notes until the earliest of:
•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force;

•	the date on which the registrable security is distributed to the public pursuant to Rule 144 under the Securities Act or may be sold or transferred by a person who is not our affiliate pursuant to Rule 144 under the Securities Act (or any other similar provision then in force) without any volume or manner of sale restrictions thereunder; and

•	the date on which the registrable securities cease to be outstanding.
          We may suspend the use of the prospectus included in the registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:
•	an aggregate of 30 days for all suspensions in any three-month period; or

•	an aggregate of 90 days for all suspensions in any 12-month period.
          Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.
          We agreed to pay predetermined additional interest on Notes that are registrable securities if the shelf registration statement was not timely filed or made effective or if the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on the first June 1 or December 1 to occur after the date on which such additional interest begins to accrue and will accrue at a rate per year equal to:
•	0.25% of the aggregate principal amount of the note per annum to and including the 90th day after the registration default; and

•	0.50% of the principal amount of a note per annum from and after the 91st day after such registration default until such default is cured.
          In no event will additional interest accrue at a rate per annum exceeding 0.50%. We will have no other liabilities for monetary damages with respect to our registration obligations.
          A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:
•	be named as a selling securityholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights set forth in the securities purchase agreement, including indemnification provisions.
          Under the registration rights provisions of the securities purchase agreement, we will:
•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are legally required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights under the securities purchase agreement.
          The plan of distribution section included in this prospectus permits resales of registrable securities by selling securityholders though brokers and dealers.
          We will use reasonable efforts to file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our rights to suspend the use of the prospectus.
Governing Law
          The Notes, the indenture and the securities purchase agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Calculations in Respect of the Notes
          Except as otherwise provided under “Description of Notes”, we will be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the sale price of our common stock, accrued interest payable on the Notes and the conversion rate and conversion price. We or our agents will make all these calculations in good faith and, absent manifest error, such calculations will be final and binding on holders of the Notes. We will provide a schedule of these calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward these calculations to any holder of the Notes upon the written request of that holder. Each holder has the right to request support for calculations and the ability to notify and request correction by the trustee of any errors identified.
Form, Denomination and Registration
     The Notes will be issued:
•	in fully registered form;

•	without interest coupons; and

•	in denominations of $2,000 principal amount and integral multiples of $1,000 above such amount.
     Global Notes, Book-Entry Form
          The Notes are initially evidenced by one or more global Notes. We have deposited the global Notes with DTC and registered the global Notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
          Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global Notes to such persons may be limited.
          Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global Notes, Cede & Co. for all purposes will be considered the sole holder of such global Notes. Except as provided below, owners of beneficial interests in a global note will:
•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global Notes.
          We will pay principal of and interest on, including any additional interest as described under “—Registration Rights of the Holders” above, and the repurchase price of, the global Notes to Cede & Co., as the registered owner of the global Notes, by wire transfer of immediately available funds on the maturity date, each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:
•	for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global Note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
          DTC has advised us that it will take any action permitted to be taken by a holder of the Notes, including the presentation of the Notes for conversion, only at the direction of one or more participants in whose account with DTC interests in the global Notes are credited, and only in respect of the principal amount of the Notes represented by the global Notes as to which the participant or participants has or have given such direction.
          DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
          DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
          DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. We will issue the Notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global Note may be exchanged for definitive certificated Notes upon request by or on behalf of DTC in accordance with customary procedures following the request of a beneficial owner seeking to enforce its rights under such Notes or the indenture. The indenture permits us to determine at any time and in our sole discretion that Notes shall no longer be represented by global Notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global Notes at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.
          Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
          The following is a discussion of certain material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences, as of the date of this prospectus, of the purchase, ownership, conversion, and disposition of the Notes and the common stock into which the Notes are convertible. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus supplement. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. which may result in U.S. federal income tax consequences different from those discussed below. We have neither sought nor obtained an opinion of counsel or any advance tax ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.
          This discussion only applies to certain holders who purchase a note upon original issuance for its “issue price” (the first price at which a substantial portion of the Notes are sold to persons for money other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the note and the common stock into which the note is convertible as “capital assets” for U.S. federal income tax purposes (generally property held for investment).
          This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, except as otherwise noted, this discussion does not address:
•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	tax consequences to holders who hold the Notes or the common stock into which the Notes are convertible as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to former citizens or former long-term residents of the United States;

•	tax consequences to non-U.S. holders that own or have owned (actually or constructively) more than 5% of any class of our stock or non-U.S. holders that own or have owned the Notes if on the date such Notes were or are acquired by such non-U.S. holder such Notes had or have a fair market value greater than 5% of the regularly traded class of our stock with the lowest fair market value;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the Notes or the common stock into which the Notes are convertible; or

•	any state, local or foreign tax consequences.
          If a partnership or other entity classified as a partnership for U.S. federal tax purposes purchases Notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that purchases Notes, you should consult your own tax advisors.
          For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Notes or shares of common stock received upon conversion of the Notes who or that is for U.S. federal income tax purposes:
•      an individual who is a citizen or resident of the United States;
•      a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•      an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
          •      a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
          For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of Notes or shares of common stock received upon conversion of the Notes that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Consequently, non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them.
          PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.
U.S. Federal Income Tax Consequences to U.S. Holders
          The following discussion is a summary of certain U.S. federal income tax consequences that may be applicable to a U.S. holder of our Notes and shares of common stock into which our Notes are convertible.
Payments of Interest
          The “issue price” of the Notes will be equal to their principal amount. Thus, we believe that the Notes were issued without original issue discount for U.S. federal income tax purposes at the time of original issuance. In such a case, interest on a Note will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.
Certain Additional Payments
          In certain circumstances (see “Description of Notes — Interest” and “Description of Notes — Conversion Rights — General”), we may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the Notes to be treated as contingent payment debt instruments. Assuming that is correct, additional income will be recognized if any such additional payment is made, and such income would be taxed as described above under “— U.S. Federal Income Tax Consequences to U.S. Holders — Payments of Interest.” It is possible that the IRS may take a different position, in which case a U.S. holder might be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat as ordinary interest income any gain realized on the taxable disposition (including a conversion) of the Notes. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments. Prospective purchasers of our Notes should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.
Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of the Notes
          Upon the sale, exchange, repurchase, redemption or other disposition (but not upon a conversion into common stock) of the Notes for cash or other property, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase, redemption, or other disposition and such U.S. holder’s adjusted tax basis in the Notes. A U.S. holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the Notes. The amount realized will not include any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income if not previously included in income. A U.S. holder’s adjusted tax basis in a note will generally equal the amount that the U.S. holder paid for such note.
          The gain or loss recognized by a U.S. holder will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Notes is more than one year. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
Conversion of the Notes
          Upon the conversion of a note solely into common stock, a U.S. holder will generally not recognize gain or loss, except that (a) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. holder’s adjusted tax basis in the fractional share) and (b) the fair market value of common stock received with respect to accrued but unpaid interest will be treated as a payment of interest (and treated as described above under “— U.S. Federal Income Tax Consequences to U.S. Holders — Payments of Interest”).
          A U.S. holder’s tax basis in the common stock received upon a conversion of a Note (other than common stock received with respect to accrued but unpaid interest, but including any basis allocable to a fractional share) will equal the tax basis of the Note that was converted. A U.S. holder’s tax basis in the common stock received with respect to accrued interest will equal the fair market value of the stock received. A U.S. holder’s tax basis in a fractional share will be determined by allocating such U.S. holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.
          A U.S. holder’s holding period for the common stock received will include such U.S. holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued but unpaid interest will commence on the day after the date of receipt.
Constructive Distributions
          The conversion rate of the Notes will be adjusted in certain circumstances as described in “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control.” Adjustments (or failures to make adjustments) to the conversion rate that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to such U.S. holder. If we were to make a distribution of cash or property to stockholders (but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the Notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to U.S. holders.
          In addition, any other increase in the conversion rate of the Notes (including an adjustment to the conversion rate in connection with a non-stock change of control) may, depending on the circumstances, be deemed to be a distribution to U.S. holders. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of holders of the Notes, however, will generally not be considered to result in a deemed distribution to U.S. holders. Certain of the possible conversion rate adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and those described in “Description of Notes — Conversion Rights — Adjustment to Conversion Rate Upon a Non-Stock Change of Control”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If any such adjustment is made, a U.S. holder may be deemed to have received a distribution even though such U.S. holder has not received any cash or property as a result of such adjustment.

          Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code as described below under “— U.S. Federal Income Tax Consequences to U.S. Holders — Distributions on Common Stock.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the current preferential rates of U.S. federal income tax applicable to dividend income to non-corporate U.S. holders. It is also unclear whether corporate U.S. holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends.
Distributions on Common Stock
          Distributions, if any, made on our common stock, other than certain pro rata distributions of common shares, will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in the common stock and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations, and dividends received by an individual U.S. holder before January 1, 2012, may be taxed at the lower applicable long-term capital gains rate, provided certain holding period requirements are satisfied.
Sale, Exchange, Redemption or Other Taxable Dispositions of Common Stock
          Upon the sale, exchange, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
          Information returns will be filed with the IRS, other than with respect to corporations and other exempt U.S. holders, with respect to interest on the Notes, dividends paid on the common stock, and proceeds received from a disposition of the Notes or shares of common stock. Unless a U.S. holder is an exempt recipient such as a corporation, it may be subject to backup withholding tax with respect to interest paid on the Notes, dividends paid on the common stock, or with respect to proceeds received from a disposition of the Notes or shares of common stock. A U.S. holder will be subject to backup withholding if it is not otherwise exempt and it:
•      fails to furnish its taxpayer identification number, or “TIN”, which for an individual, is ordinarily his or her social security number;
•      furnishes an incorrect TIN;
•      is notified by the IRS that it has failed to properly report payments of interest or dividends; or
          •      fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified it that it is subject to backup withholding.
          Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder will be entitled to credit any amounts withheld under the backup withholding rules against its U.S. federal income tax liability and may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.
U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders
          The following is a summary of certain U.S. federal income and estate tax consequences that may be applicable to a non-U.S. holder of our Notes or shares of common stock into which our Notes are convertible.
Payments of Interest
          Subject to the discussion below concerning backup withholding, interest paid on a note to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or the 30% withholding tax provided that:

•      interest paid on the note is not effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States;
          •      such non-U.S. holder does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our stock within the meaning of the Code and applicable Treasury regulations;
          •      such non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and
          •      either (a) such non-U.S. holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that such non-U.S. holder is not a United States person as defined under the Code, or (b) if such non-U.S. holder holds its note through one of certain foreign intermediaries, such non-U.S. holder and intermediary satisfy the certification requirements of the applicable Treasury regulations.
If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. holder will be subject to the 30% U.S. federal withholding tax, unless such non-U.S. holder provide us with a properly executed:
          •      IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or
          •      IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States.
          If a non-U.S. holder is engaged in a trade or business in the United States and interest on a note is effectively connected with its conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then such non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder is treated as a foreign corporation for US. federal income tax purposes, such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.
Conversion of the Notes
          Upon the conversion of a Note solely into common stock, a non-U.S. holder will generally not recognize gain or loss, except that (a) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the non-U.S. holder’s adjusted tax basis in the fractional share) subject to the rules described under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock” below and (b) the fair market value of common stock received with respect to accrued interest will be treated as a payment of interest subject to the rules described under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” above.
Constructive Distributions and Distributions on Common Stock
          In general, if distributions are made with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “— U.S. Federal Income Tax Consequences to U.S. Holders — Constructive Distributions” above), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “— U.S. Federal Income Tax and Estate Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock.”
          In addition, if we are a U.S. real property holding corporation (“USRPHC”), as such term is defined in Section 897(c) of the Code, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock”), with a credit generally allowed against the non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.
          Except as discussed below, dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such non-U.S. holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.
          A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Any withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to a non-U.S. holder. If a non-U.S. holder is subject to withholding tax under such circumstances, such non-U.S. holder should consult its tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.
Sale, Exchange, Redemption or Other Taxable Dispositions of Notes and Common Stock
          Any gain realized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of our Notes or common stock will generally not be subject to U.S. federal income or withholding tax unless:
          •      the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);
          •      the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or
          •      we are or have been a USRPHC for U.S. federal income tax at any time within the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever period is shorter. This assumes that our common stock is “regularly traded” on an established securities market, within the meaning of Section 897(c)(3) of the Code.
          A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.
          With respect to third bullet point above, a non-U.S. holder will not recognize taxable gain on a sale of Notes or common stock, as applicable, even if we are or become a USRPHC so long as our common stock continues to be regularly traded unless:
          •      such non-U.S. holder recognizes gain on the sale of our common stock, and actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for the common stock;
          •      such non-U.S. holder recognizes gain on the sale of our Notes, our Notes are considered to be regularly traded, and such non-U.S. holder actually or constructively owns more than 5% of the Notes at any time during the five-year period ending on the date of disposition or, if shorter, its holding period for the Notes; or

          •      such non-U.S. holder recognizes gain on the sale of our Notes, our Notes are not considered to be regularly traded, and, as of the latest date that such non-U.S. holder acquired any of our Notes, the fair market value of all Notes held by such non-U.S. holder had a fair market value greater than 5% of the fair market value of our common stock.
          Any cash or other property that a non-U.S. holder receives on the sale, exchange, redemption, or other taxable disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest.”
U.S. Federal Estate Tax
          The estate of an individual non-U.S. holder will not be subject to U.S. federal estate tax on Notes beneficially owned by such individual at the time of such individual’s death, provided that any payment to such individual on the Notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest exemption” described above under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” without regard to the statement requirement described in the fourth bullet point thereof. However, shares of our common stock held by an individual non-U.S. holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) and an entity the property of which is includible in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) at the time of such individual’s death will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
          We must report annually to the IRS and to each non-U.S. holder the amount of payments on the Notes, dividends paid to a non-U.S. holder, and the tax withheld with respect to such payments on the Notes or dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
          In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends made to such non-U.S. holder, provided that we (or the paying agent) do not have actual knowledge or reason to know that such non-U.S. holder is a United States person, as defined under the Code, and we (or the paying agent) have received from such non-U.S. holder the statement described above in the fourth bullet point under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest.”
          Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received by a non-U.S. holder from the sale or other disposition of our Notes or common stock, unless the payor receives the statement described above in the fourth bullet point under “— U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Payments of Interest” and does not have actual knowledge or reason to know that such non-U.S. holder is a United States person, as defined under the Code, or such non-U.S. holder otherwise establishes an exemption.
          U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
THE ABOVE DISCUSSION IS IN NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THEIR ACQUISITION, OWNERSHIP OR DISPOSITION OF THE NOTES OR OUR COMMON STOCK INTO WHICH NOTES ARE CONVERTIBLE PURSUANT AND HOLDERS SHOULD, THEREFORE, CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

SELLING SECURITYHOLDERS
Below is information with respect to the beneficial ownership of our securities by the selling securityholders as of July 8, 2011. Except as described below, the selling securityholders do not have, or have had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities, during the past three years. See “Plan of Distribution” for additional information about the selling securityholders and the manner in which the selling securityholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shares voting or investment power of that security, and includes option that are currently exercisable or exercisable within 60 days. Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities covered by this prospectus. The percentages for each selling securityholder are based on 15,757,305 shares of common stock, and $12,500,000 principal amount of Notes issued and outstanding, plus the additional shares that the selling securityholder is deemed to beneficially own as set forth in the table. No selling securityholder is a broker-dealer of an affiliate of a broker-dealer, except as set forth below.
     The selling securityholders may sell all, or none of their securities in this offering. See “Plan of Distribution.”

	Principal Amount	Percentage of
	of Notes	Notes	Number of Shares	Number of Shares	Number of Shares
	Beneficially	Outstanding that	of Common	of Common	of Common
	Owned and that	are Owned and	Stock	Stock that May	Stock	Percentage of
Name and	May Be Sold	May be Sold	Beneficially	Be Sold Pursuant	Beneficially	Common Stock
address of selling	Pursuant to this	Pursuant to this	Owned Before	to This	Owned After This	Owned After This
securityholder	Prospectus	Prospectus	the Offering	Prospectus (1)	Offering (2)	Offering (2)
AQR Funds—AQR Diversified Arbitrage Fund c/o AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830 (3)	$4,450,000	35.6%	1,089,936 (4)	767,241	322,695	1.8%
AQR Opportunistic Premium Offshore Fund, L.P. c/o AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830 (5)	$350,000	2.8%	94,193 (6)	60,345	33,848	*
Aria Opportunity Fund, Ltd. c/o Tenor Capital Management, 1180 Ave. of the Americas, Ste. 1940, New York, NY 10036 (7)	$125,000	1%	21,552	21,552	0	*
Capital Ventures International c/o Heights Capital Management 101 California Street, Ste. 3250, San Francisco, CA 94111 (8)	$500,000	4%	138,707 (9)	86,207	52,500	*

	Principal Amount	Percentage of
	of Notes	Notes	Number of Shares		Number of Shares	Number of Shares
	Beneficially	Outstanding that	of Common		of Common	of Common
	Owned and that	are Owned and	Stock		Stock that May	Stock	Percentage of
Name and	May Be Sold	May be Sold	Beneficially		Be Sold Pursuant	Beneficially	Common Stock
address of selling	Pursuant to this	Pursuant to this	Owned Before		to This	Owned After This	Owned After This
securityholder	Prospectus	Prospectus	the Offering		Prospectus (1)	Offering (2)	Offering (2)
CNH Diversified Opportunities Master Account, L.P. c/o CNH Partners, LLC, Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06880 (10)	$200,000	1.6%	75,197	(11)	34,483	40,714	*
Hudson Bay Master Fund, Ltd. 120 Broadway, 40th Floor, New York, NY 10271 (12)	$1,000,000	8%	364,281	(13)	172,414	191,867	1.06%
Octagon Capital Partners 155 West 68th Street, #27E, New York, NY 10023(14)	$500,000	4%	201,207	(15)	86,207	115,000	*
Pacific Capital Management, LLC 11601 Wilshire Blvd., Ste. 2180, Los Angeles, CA 90025 (16)	$1,000,000	8%	283,851	(17)	172,414	111,437	*
Pandora Select Partners, L.P. 3033 Excelsior Blvd., Minneapolis, MN 55416 (18)	$2,000,000	16%	344,827		344,827	0	*
Radcliffe Capital Management, L.P. 50 Monument Rd., Ste. 300, Bala Cynwd, PA 19004 (19)	$500,000	4%	86,207		86,207	0	*
Tenor Opportunity Master Fund, Ltd c/o Tenor Capital Management Company, L.P., 1180 Avenue of the Americas, Ste. 1940, New York, NY 10036 (20)	$375,000	3%	64,655		64,655	0	*
O’Connor Global Multi-Strategy Alpha Master Limited c/o UBS O’Connor LLC, One North Warker Dr., 32nd Floor, Chicago, IL 60606 (21)	$1,500,000	12%	360,021	(22)	258,621	101,400	*

*	less than 1%.

(1)	Represents shares of common stock issuable upon conversion of the Notes.

(2)	Assumes all securities offered hereby are sold.

(3)	CNH Partners, LLC, as the sub-advisor of the ACQ Funds—AQR Diversified Arbitrage Fund, has discretionary voting and investment authority over the securities owned by AQR Funds—AQR Diversified Arbitrage Fund. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities owned by AQR Funds—AQR Diversified Arbitrage Fund.

(4)	Includes (i) 258,156 outstanding shares, (ii) 64,539 shares issuable upon exercise of warrants with an exercise price of $6.35, and (iii) 767,241 shares issuable upon conversion of Notes.

(5)	CNH Partners, LLC, as the sub-advisor of the ACQ Funds—AQR Opportunistic Premium Offshore Fund, L.P., has discretionary voting and investment authority over the securities owned by AQR Funds—AQR Opportunistic Premium Offshore Fund, L.P. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities owned by AQR Funds—AQR Opportunistic Premium Offshore Fund, L.P.

(6)	Includes (i) 27,078 outstanding shares, (ii) 6,770 shares issuable upon exercise of warrants with an exercise price of $6.35, and (iii) 60,345 shares issuable upon conversion of Notes.

(7)	Robin R. Shah has voting and investment power over the securities owned by Aria Opportunity Fund, Ltd.

(8)	Haights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., has investment discretion and voting power over the securities held by CVI. Mr. Kobginer disclaims any beneficial ownership over the securities. CVI is an affiliate of a broker-dealer. CVI purchased the securities in the ordinary course of business and at the time of the purchase of the securities, did not have any agreements, directly or indirectly, with any person to distribute the securities.

(9)	Includes (i) 52,500 shares issuable upon exercise of warrants, and (ii) 86,207 shares issuable upon conversion of Notes.

(10)	CNH Partners, LLC, as the sub-advisor of CNH Diversified Opportunities Master Account, L.P., has discretionary voting and investment authority over the securities owned by CNH Diversified Opportunities Master Account, L.P.. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities owned by CNH Diversified Opportunities Master Account, L.P.

(11)	Includes (i) 4,000 outstanding shares, (ii) 1,000 shares issuable upon exercise of warrants with an exercise price of $6.35, (iii) 35,714 shares issuable upon exercise of warrants with an exercise price of $4.44 and (iv) 34,483 shares issuable upon conversion of Notes.

(12)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP, which is the general partner of Hudson Bay Capital Management LP, and has voting and investment power over the securities. Sander Gerber disclaims beneficial ownership of these securities.

(13)	Includes (i) 54,367 outstanding shares, (ii) 100,000 shares issuable upon exercise of warrants with an exercise price of $4.44, (iii) 37,500 shares issuable upon exercise of warrants with an exercise price of $6.35 and (iv) 172,414 shares issuable upon conversion of Notes.

(14)	Steven Hart has voting and investment power over the securities owned by Octagon Capital Partners.

(15)	Includes (i) 50,000 outstanding shares, (ii) 42,500 shares issuable upon exercise of warrants with an exercise price of $4.44, (iii) 22,500 shares issuable upon exercise of warrants with an exercise price of $6.35 and (iv) 86,207 shares issuable upon conversion of Notes.

(16)	Jonathan Glaser has voting and investment power over the securities owned by Pacific Capital Management, LLC.

(17)	Includes (i) 85,654 outstanding shares, (ii) 25,783 shares issuable upon exercise of warrants with an exercise price of $6.35 and (iii) 172,414 shares issuable upon conversion of Notes.

(18)	Pandora Select Advisors, LLC (“PSA”) is the general partner of Pandora Select Partners, LP (“PSP”), Whitebot Advisors, LLC (“WA”) is the investment manager to PSA, Andrew Redleaf is the Managing Member of WA and has voting and investment control over the securities. PSA, PSP, WA and Andrew Redleaf each disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(19)	Steven B. Katznelson and Christopher L. Hinkel are the Managing Members of RGC Management Company, LLC, which entity serves as general partner of Radcliffe Capital Management, L.P. and share voting and investment power over the securities.

(20)	Robin R. Shark has voting and investment power over the securities owned by Tenor Opportunity Master Fund, Ltd.

(21)	O’Connor Global Multi-Strategy Alpha Master Limited is a fund which cedes control to UBS O’Connor LLC, its investment manager. UBS O’Connor LLC makes all the investment voting decisions. Jeffrey Putman is the portfolio manager and has voting and investment power over the securities. Mr. Putman disclaims beneficial ownership of the securities held by O’Connor Global Multi-Strategy Alpha Master Limited.

(22)	Includes (i) 48,900 outstanding shares, (ii) 52,500 shares issuable upon exercise of warrants with an exercise price of $6.35 and (iii) 258,621 shares issuable upon conversion of Notes.

PLAN OF DISTRIBUTION
We will not receive any of the proceeds of the sale of the Notes or the underlying common stock offered by this prospectus. The Notes and the underlying common stock may be sold from time to time to purchasers:
•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Notes and the underlying common stock.
     The selling securityholders and any such broker-dealers or agents that participate in the distribution of the Notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As a result, any profits on the sale of the Notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, those set forth in Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act.
     If the Notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.
     The Notes and underlying common stock may be sold in one or more transactions at:
•	varying prices determined at the time of sale, or

•	negotiated prices.
     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq Capital Market in the case of the common stock,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an option exchange or otherwise,

•	through the settlement of short sales, or

•	through other types of transactions.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In connection with sales of the Notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the Notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the Notes and underlying common stock short and deliver Notes and underlying common stock to close out short positions, or loan or pledge Notes and underlying common stock to broker-dealers that in turn may sell the Notes and underlying common stock.

     The selling securityholders may pledge or grant a security interest in some or all of the convertible Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any of the Notes and the underlying common stock offered by them pursuant to this prospectus. In addition, there may be circumstances where a selling securityholder may transfer, devise or gift the Notes and the underlying common stock by other means not described in this prospectus.
     Our common stock trades on the Nasdaq Capital Market under the symbol “CERP”. We cannot assure you as to the development of liquidity or any trading market for the Notes. See “Risk Factors — No public trading market for the Notes exists”.
     With respect to a particular offering of Notes or common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:
•	the specific Notes or common stock to be offered or sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.
     There can be no assurance that any selling securityholder will sell any or all of the Notes or underlying common stock pursuant to this prospectus. In addition, any Notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A, as the case may be, rather than pursuant to this prospectus.
     We are required to pay all fees and expenses incident to the registration of the Note and the underlying shares of common stock. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling securityholders.

LEGAL MATTERS
     The validity of the Notes and the common stock will be passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.
EXPERTS
     The consolidated financial statements of Cereplast, Inc. as of December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010 appearing in Cereplast, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, have been audited by HJ Associates & Consultants, LLP, Cereplast, Inc.’s independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. The Company’s articles of incorporation implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:
•	The Company shall indemnify all its directors and officers to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes or any other law then in effect or as it may hereafter be amended. The Company shall indemnify each of its present and future directors and officers who becomes a party or is threatened to be made a party to any suit or proceeding, against expenses, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

•	The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the foregoing actions, if such person undertakes to repay said expenses if it is ultimately determined by a court that he is not entitled to be indemnified by the Company, meaning, a final adjudication establishes that the person’s acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.
These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth an estimate of the costs and expenses payable by Cereplast, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$1,451
Placement Agent/Advisory Fees	925,000
Accounting Fees and Expenses	5,000
Legal Fees and Expenses	315,000
Miscellaneous	10,000

Total	$1,256,451
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. The Company’s articles of incorporation implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:
•	The Company shall indemnify all its directors and officers to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes or any other law then in effect or as it may hereafter be amended. The Company shall indemnify each of its present and future directors and officers who becomes a party or is threatened to be made a party to any suit or proceeding, against expenses, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

•	The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the foregoing actions, if such person undertakes to repay said expenses if it is ultimately determined by a court that he is not entitled to be indemnified by the Company, meaning, a final adjudication establishes that the person’s acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.
These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

Exhibit
Number	Description of Document
4.1	Articles of Incorporation of the Company (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005.)

4.2	Certificate of Amendment to the Articles of Incorporation dated July 19, 2004 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005.)

4.3	Certificate of Amendment to the Articles of Incorporation dated July 19, 2004 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005.)

4.4	Certificate of Amendment to the Articles of Incorporation dated March 18, 2005 (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005.)

4.5	Certificate of Amendment to the Articles of Incorporation filed January 6, 2010 (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on January 8, 2010)

4.6	Bylaws (Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005.)

4.7	Amendment to Bylaws (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on December 28, 2009)

4.8	Securities Purchase Agreement, dated as of May 18, 2011, among Cereplast, Inc. and each investor identified on the signature pages thereto (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on May 19, 2011.)

4.9	Global Note (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on May 24, 2011.)

4.10	Indenture, dated as of May 24, 2011, among Cereplast, Inc. and Wells Fargo Bank, National Association (Incorporated by reference to the Registrant’s current report on Form 8-K filed with the SEC on May 24, 2011.)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP*

23.1	Consent of HJ Associates & Consultants, LLP*

23.2	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 5.1)*

*	Filed herewith
ITEM 17. UNDERTAKINGS
     1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (B)(1)(i) and (B)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
     4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     5. The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:
     If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on July 11, 2011.

Cereplast, Inc.
By:	/s/ Frederic Scheer
Frederic Scheer
Chairman and Chief Executive Officer (Principal Executive Officer,)

/s/ Heather E. Sheehan
Heather E. Sheehan
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Frederic Scheer	Chairman and Chief Executive Officer	July 11, 2011
	Frederic Scheer	(Principal Executive Officer)

	/s/ Heather E. Sheehan	Chief Financial Officer	July 11, 2011
	Heather E. Sheehan	(Principal Financial Officer and Principal Accounting Officer)

	/s/ Jacques Vincent*	Director	July 11, 2011
Jacques Vincent

	/s/ Petros Kitsos*	Director	July 11, 2011
Petros Kitsos

	/s/ Craig Robert Peus*	Director	July 11, 2011
Craig Robert Peus

	/s/ Franklin L. Hunt*	Director	July 11, 2011
Franklin L. Hunt

*By:	/s/ Frederic Scheer
Frederic Scheer Attorney-in-fact

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